

August 31, 2010

Daulat Nijjar
President
Coastline Corporate Services, Inc.
701 N. Green Valley Parkway, Suite 200
Henderson, NV 89074

> **Re:** **Coastline Corporate Services, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 20, 2010**
> **File No. 000-53630**

Dear Mr. Nijjar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you may not have identified accurately the changes to your charter and bylaws. For example, you state that the bylaws of Dakota Gold set no limit on the maximum number of directors which shall constitute the whole Board; however, Section 1 of Article IV in the bylaws you have attached as an appendix state that the number of directors may not be more than nine. Please revise as appropriate.

2.   Please revise your filing to disclose the reasons for your name change. While we note your statement that it "more adequately defines the business of the Company after the closing," you should detail what that new business is and, to the extent necessary, why your new name is appropriate.

Significant Changes in the Company's Charter and By-Laws to be Implemented by the Reincorporation, page 6

3.   Please revise your filing to accurately disclose all material changes in your charter and bylaws resulting from the reincorporation merger.

Principal Features of the Reincorporation, page 5

4.   Your statement that "[d]espite the material differences between the Articles of Incorporation … and the laws of the State of Nevada which govern Dakota Gold, your rights as shareholders will not be materially affected by the Reincorporation" is contradictory. On the one hand, you state that there are material differences, but on the other, you state the differences will not materially affect your shareholders. Please advise or revise.

Significant Changes in the Company's Charter and By-laws to be Implemented by the Reincorporation, page 6

5.   Please clarify whether, in addition to the provisions specified in this section you are adopting any other discretionary provisions in the organizational documents of the Nevada corporation that differ from those under your current charter and bylaws. While you have provided a detailed discussion of the differences in shareholder rights under the two bodies of law generally, the extent to which your governing documents will be changed other than to reflect the default result of Nevada law is unclear. For instance, it appears you have elected to adopt new provisions to the charter and bylaws offering greater flexibility than permitted under Florida laws relating to the removal of directors and the filling of vacancies. Please advise, or revise your filing accordingly.

Comparative Rights of Stockholders Under Florida and Delaware Law, page 7

6.   It appears the heading for this section should refer to Nevada law, and not Delaware law. Please advise or revise.

7.   You state that the reincorporation will not change "in a material way" the rights of the shareholders. However, we note that in some instances it appears that the rights of shareholders will be materially affected. For example, you state that there will be no material change with regards to the removal of directors when, in fact, under Florida law directors may be removed by a plurality whereas under Nevada law directors cannot be removed absent the approval of two-thirds of your shareholders. Please revise this section to clearly identify all material statutory differences between Florida and Nevada law that may affect your shareholders and revise your statement that the reincorporation will not change "in a material way" the rights of the shareholders to reflect more accurately the impact of the reincorporation on shareholder rights.

8.   We note your statements that "there are some material differences between the Florida Business Corporation Act (the "FBCA") and the NRS which are summarized …," and that the chart "does not address each difference between the FBCA and the NRS but focuses on those differences which the Company believes are most relevant to the existing shareholders." Please ensure that you have disclosed all material differences between the two bodies of law that materially impact shareholder rights and revise these statements as appropriate.

Appendices, page 18

9.   It is unclear why you have attached as an appendix sections of the Florida Business Corporation Act and not the relevant sections of the Nevada Revised Statutes. Please advise.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel